April 17, 2007


By facsimile to (619) 702-9401 and U.S. Mail


Mr. Kevin P. O`Connell
Chief Executive Officer
IMMS, Inc.
660 Newport Center Drive, Suite 720
Newport Beach, CA 92660

Re:	IMMS, Inc.
	Pre-effective Amendment 4 to Registration Statement on Form
SB-2
	Filed April 6, 2007
File No. 333-137098

Dear Mr. O`Connell:

	We reviewed the filing and have the comments below.

Management`s Discussion and Analysis, page 16

1. We note your response to prior comment 10 as well as the statement on page 4 "The In Kind sponsorship fees are based upon the value of the product or service that may be provided to us." Please revise the discussion of revenue recognition in MD&A to discuss this accounting policy as well as your basis for determining the fair value of the garage space provided under the Calvin agreement.

Certain Relationships and Related Transactions, page 25

2. We reviewed the response to prior comment 2 and have this comment:

* In the third paragraph, identify the related parties to whom IMMS had $33,463 due on demand, non-interest bearing loans payable outstanding at December 31, 2006. Also identify the other companies under common control to whom IMMS had $70,000 in notes payable at December 31, 2006.

* In the fourth paragraph, identify the officer undertaking borrowings for equipment purchases for which IMMS had notes payable of $192,502 and $188,750 at December 31, 2005 and 2006. Also
identify the officer to whom IMMS has payables due of $41,576 for down payments advanced.

See Item 404(a)(1) of Regulation S-B.


Statements of Operations, page 37

3. Please revise the financial statements to identify material related party amounts on the face of each statement. For example, revise the statements of operations to present revenue from related parties on a separate line item.

Note 2.  Related Party Transactions, page 44

4. Please revise Note 2 to disclose the specific terms of the agreement, including the duration of the agreement and the required timing of the advertising space. Provide us a copy of the agreement.
Tell us and revise to disclose whether you recognize revenue evenly on a monthly basis and, if so, your basis. For example, disclose whether the number of races you participate in is equal in each month during the racing season. Tell us the specific races you participated in where you displayed advertising under the Calvin agreement. Provide us the dates of each of the races and any other information about the races that is relevant to revenue recognition.
If the races you participated in are not spread evenly throughout the term of the agreement, please explain why you do not recognize revenue from the Calvin agreement based on the number and timing of races. Disclose specifically how you recognize revenue under this transaction.

5. We note your response to prior comment 9. The transaction in question is responsible for all of your revenue in 2006. An error of
$1,000 is 9% of the total revenue of $11,000 suggested by your response. As such, the amount of deferred revenue suggested by your supplemental response appears material to your financial statements.
Please revise to record revenue and deferred revenue based upon the specific terms and conditions of the agreement, including when you delivered the services. This would appear to coincide with participation in races with the appropriate advertising, as discussed above.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, IMMS may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If IMMS thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since IMMS and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If IMMS requests acceleration of the registration statement`s effectiveness, IMMS should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve IMMS from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* IMMS may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that IMMS provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Ryan E.
Rohn,
Staff Accountant, at (202) 551-3739 or Terence S. O`Brien,
Accounting
Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Audie J. de Castro, Esq.
	Stanley M. Moskowitz, Esq.
	de Castro P.C.
	309 Laurel Street
	San Diego, CA 92101



Mr. Kevin P. O'Connell
April 17, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE